

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

<u>Via Email to</u>
Haitao Liu
Chief Executive Officer
US-DADI Fertilizer Industry International, Inc.
699 Serramonte Blvd, Ste. 212
Daly City, California 94015

> **Re:** **US-DADI Fertilizer Industry International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed March 25, 2014**
> **File No. 1-35821**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed March 25, 2014</u>

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.</u>

1. Please file an amended Item 4.02 Form 8-K to indicate the date management concluded that the previously issued consolidated financial statements included in your Form 10-K for the year ended December 31, 3012 and the interim financial

statements for the year 2013 should not be relied upon, as required by Instruction 4.02 (a)(1) of Form 8-K.

2. In providing this information, please also include the effective date that the SEC denied Sam Kan & Company the privilege of appearing or practicing before the commission as an accountant.

3. Please note that Item 4.02 of Form 8-K only requires you to file the independent accountant's letter as an exhibit under certain circumstances. Please refer to Item 4.02(c) of Form 8-K. If you conclude that a letter is required, please revise the filing to clarify why the letter is required and to the extent you are unable to obtain the Exhibit 16 letter from Sam Kan & Company at the time you file your amended Form 8-K, disclose that fact. If you conclude that a letter is not required, please remove the language that currently indicates you requested that Sam Kan & Company furnish such a letter.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you can reach Dennis Hult, Staff Accountant, at 202-551-3618, or me at 202-551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant

cc: Harold P. Gewerter, Esq.